Exhibit 11

North Fork Bancorporation, Inc.

COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
March 31, 2005
(unaudited)

	Three Months Ended
(dollars in thousands, except per share amounts)	March 31, 2005	March 31, 2004

Net Income	$259,035	$102,519

Common and Common Equivalent Shares:

Weighted Average Common Shares Outstanding	466,476	222,404
Weighted Average Common Equivalent Shares	6,837	2,965

Weighted Average Common and Common Equivalent Shares	473,313	225,369

Net Income per Common Share – Basic	$.56	$.46
Net Income per Common and Common Equivalent Share - Diluted	$.55	$.45

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